
COCO NOIR
WINE SHOP & BAR

COCO NOIR
WINE SHOP & BAR

The Woman Behind CoCo Noir

Alicia Kidd

Founder and Owner


Seven Sisters
ISONG
ONE WORLD

- 6+ years experience as a Wine Industry Professional, specializing in Diversity and Inclusion & Wine Business Development.
- Owner of The Wine Noire - Licensed Wine Brokerage
- Seasoned Wine Educator
- Licensed as Wine Distributor, Wine Wholesaler, Wine Importer/Exporter, and Wine Grower.

The Team Behind CoCo Noir

COCO NOIR
WINE SHOP & BAR



Alfonso Dominguez

General Contractor

20 years of Restaurant Design Experience

20 years of Restaurant ownership experience



Carla Titus

Chief Finance Officer

Owner of Wealth & Worth Within 10+ years of CFO experience working Start-up companies



Aminah Robinson

Food & Wine Consultant

Owner of Black Food and Wine Experience

20 years Food and Wine advisor



Robbie Terry

Washington CPA

Owner of RTW Accounting Enterprises

20 years of CPA for small and mid-size businesses.

Retail Opportunities for Women, BIPOC, and POC Wine Brands.



Retail Opportunities for Women, BIPOC, and POC Wine Brands.

COCO NOIR
WINE SHOP & BAR

About CoCo Noir

CoCo Noir is an E-commerce and Brick & Mortar wine shop that provides retail opportunities for Women, BIPOC, and POC wine brands.

CoCo Noir Wine Shop & BAR - E-Commerce Platforms

CoCo Noir Wine Shop Online Store

- Selling diverse wine brands by Women, POC, BIPOC winemakers.
- Online Wine Shop Revenue 2020 to Present Date is **$125,000**.

CoCo Noir Mobile App

- Pre-Launch December 2022.
- App Features include winemaker director, social community, a personalized “wine cellar” & more.
- Pricing **9.99** Customer & **29.99** Business.


COCO NOIR
WINE SHOP & BAR


COCO NOIR
WINE SHOP & BAR
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What's To Come
CoCo Noir Wine Shop & Bar will open in June 2022.
Nestled in Oakland's Black Arts Movement Business District, CoCo Noir is the perfect gathering spot to enjoy wines and small bites created by BIPOC, POC, as well as Women Winemakers and Chefs.
coco noir

Retail Opportunities for Women, BIPOC, and POC Wine Brands.

CoCo Noir Wine Shop & Bar - Physical Location

COCO NOIR
WINE SHOP & BAR




coco noir



COCO NOIR
WINE SHOP & BAR

Our Partnerships

Connect Us to New Customers



RESTAURANT OPPORTUNITIES CENTERS UNITED

CALIFORNIA RESTAURANT ASSOCIATION

AAAV
ASSOCIATION OF AFRICAN-AMERICAN VINTNERS

BEVERAGE TRADE NETWORK

MAVA
MEXICAN-AMERICAN VINTNERS ASSOCIATION

OAKLAND
CHAMBER of COMMERCE

Women OF THE VINE & SPIRITS®

OAACC
OAKLAND AFRICAN-AMERICAN CHAMBER OF COMMERCE

WOMAN-OWNED WINERIES
THIRSTY FOR CHANGE

Retail Opportunities for Women, BIPOC, and POC Wine Brands.

CoCo Noir Wine Shop & BAR

Only wine shop of its kind in downtown Oakland.

	Minimo	Bay Grape	CoCo Noir	*Downtown* Wine Merchants	Ordindaire
Focus on wines produced by women & people of color	✗	✗	✓	✗	✗
Woman and minority owned	--	--	✓	--	✗
Showcase diverse local talent (chefs, beermakers, etc.)	✗	✓	✓	✓	✗
Private event space available	✗	✓	✓	✗	✓
Online store with shipping across U.S.	✗	✓	✓	--	✗

CoCo Noir Wine Shop - Timeline

Winter, Spring, and Summer 2021 Initiation and Planning phase of CoCo Noir Wine shop

COCO NOIR
WINE SHOP & BAR

- **May – Jun 2021**: Signed lease and started Initiation and Planning of Coco Noir Wine Shop
- **Jul - Nov 2021**: Submitted Building Permits – Construction Design
- **Dec 2021**: Building Permits Approved – Construction of Coco Noir Wine Shop Begins
- **Jan 2022**: Present- Construction of the wine shop started and is currently at 80% completion. Pending Health, Building, and ABC final inspection In-progress
- **Oct / Nov 2022**: Soft Launch of Wine Shop & Grand Opening of Wine Shop
- **Dec 2022**: CoCo Noir Wine Club Launch and CoCo Noir Mobile App Launch
- **2023**: Projected end of 1st year sales is estimated to be $1 Million (Estimated & Subject to Change)
- **2024**: Project and end of 2nd year sales is estimated to be $2 Million (Estimated & Subject to Change)

Retail Opportunities for Women, BIPOC, and POC Wine Brands.

The projections mentioned above are forward-looking and cannot be guaranteed.

COCO NOIR
WINE SHOP & BAR

Financial Needs

We are seeking

$250,000

to grow the business

Structure

- Debt offering
- 4% of revenue for 2X payback paid quarterly
- Perks for investments of $250 + (details on Wefunder)

Use of Funds



Working Capital - $75,000
Operating Expenses - $100,000
Inventory Expenses - $75,000
Use of Funds

COCO NOIR
WINE SHOP & BAR

Please Contact Us At:

Alicia Kidd, Founder and Owner

- aliciakidd@coconoirwine.com
- coconoirwine.com

Thank you